

INVEST IN **UNFIT TOO**

The Hijacking of America for Power and Profit

Highlights

1. UNFIT TOO is urgent and timely. Democracy IS on the line. WE THE PEOPLE are a last line of defense.

2. UNFIT TOO is from the same experienced and award-winning team that produced #UNFIT in 2020.

3 Proven Record: #UNFIT (2020) reached millions, made a difference, was critical and financial success

4 Expert-Driven Content: Interviews and commentary from noted psychologists, historians, and analysts

5 Celebrity and Influencer Support: High-profile voices backing and amplifying; adds marketing reach

6 Rare Crossover Appeal: Addresses disinformation; maximizes impact; reaches larger potential audience

7 Science over politics: Facts over feelings; information before validation; education above emotion

8 Perfect Market Timing: To be released in mid-2026; updated and re-released 60 days before midterms

Team



Daniel Partland Director and Producer

Director/Producer of #UNFIT. Multiple Emmy winner - documentary, non-fiction TV. Twice nominated as Non-Fiction Producer of the Year. A&E's Intervention, Sundance winner The Ballad of Ramblin' Jack, most recently God & Country with Rob Reiner.



Art Horan Producer



Producer of #UNFIT. EP of The Usual Suspects. EP of Ring Girls. Exec Consultant, The Ballad of Ramblin' Jack. President and CEO, Bronson Park Film Corp. Attorney with experience at the both the major studios (Warner Bros) and independent film companies.



Howard Marks Marketing and Outreach

Behaviorist, focused on observational science. Political junkie. Digital marketer. Social media influencer. Member of the Duty 2 Warn Coalition. Writer. Experienced with crowdfunding campaigns and platforms.

UNFIT TOO

UNFIT TOO is a feature-length documentary film being made to meet America's timely, urgent, and challenging moment.

While this film will be seen as political, it's *not* going to extol liberalism, conservatism, or centrism; and it will *not* opine on issues of policy. What it *will* do, is present psychology, sociology and other real expertise over emotion, prioritizing information and logic above feelings and validation. We're all Americans who care deeply about our country. By extension, we *need* to care deeply about our Constitution, our Republic,

and our 250-Year Experiment.



Our Democracy and Constitution - two things which have essentially created, memorialized, built, and defined what America is for nearly two and a half centuries - **ARE UNDER ATTACK.**

The attackers HAVE amassed power. They HAVE established an apparatus designed to change America into an oligarchy, and an Authoritarian State. They have been closely following The Authoritarian Playbook.

The intent is to turn our government OF, BY, AND FOR THE PEOPLE into a government **controlled by a select few** AND to effectuate **a massive transfer of wealth** to add permanence.

CONTROL ... by The Few!? WEALTH shared ... by The Few!? **We The People do NOT want this!!**





From the First No Kings Rally, in Pt St Lucie, FL

But IF we don't want this, then we HAVE to make sure our fellow citizens see and appreciate what is happening. The BIG challenge - **DISTRACTIONS, DISINFORMATION, and NORMALIZATION.** Distractions and disinformation are always among THE primary strategies used by authoritarians, historically and globally, to sow confusion and chaos. They make a population feel overwhelmed and unempowered, so they're more easily pacified or controlled.

Look around. Distractions and disinformation are now everywhere.

When reality is blurred, freedoms can be more selectively rationed. When the public narrative is filled with untruth, people can be more easily pitted against one another - some will even behave against *their own* interests. When tribalism rules, even basic humanity - empathy, compassion, and kindness - are no longer seen as essential traits; and contentment is no longer defined by peace of mind - it's *redefined* by "winning," as laid out by the State - "owning" the

redefined by "winning," as laid out by the State - "owning" the **other side.** "Winning" this way becomes seductive to the manipulated, addictive to the over-emotionalized.

We're making a film that CAN and WILL steer reality-based discussion that can and will shed light. Will it make a difference? We think it will. We'll explain how. And we'll explain why. We've done this before.



26

MOVIES • the edge

'Unfit' documentary examines psychology of Trump

Like the self-explanatory poster that declares "Russell Crowe is 'Unhinged,'" the new documentary "Unfit: The Psychology of Donald Trump" sounds like it might be a funny look at

LAST NIGHT
MADISON, MS

Stephen SCHAEFER

#UNFIT - from the Boston Herald

In 2020, our film #UNFIT was seen by millions and was a critical, viral, and financial success. Tens of thousands of comments indicate the film steered a discussion which had material impact and influence at the polls. We are prepared to do the same NOW, with UNFIT TOO.


#UNFIT TOO
The Hijacking of America



for Power and Profit

The upcoming midterms are SO crucial. We the People are the last line of defense. Very few things can penetrate across ideology, and influence public discourse, as well as a film. And *it all starts with influencing public discourse.*

Please read more and support the independent effort with an investment. You'll be glad you did.



People watch films. They're comfortable as they watch them. They stream at home. Sometimes alone. They're off social media. They're not being pelted with noise, algorithms, bias, or fact-free emotion. They're away from peers. Defenses are lower. They have food, couch, dog and bathroom.

Nobody even has to know that they're watching.

Films CAN penetrate some of the audience that gets information from echo chambers and social media algorithms. And - for the vast majority of us who clearly see

what confronts us, this film will add clarity, talking points, togetherness, and perhaps, added motivation to counter the chaos.

In 2020, when we made the film #UNFIT, people sensed there was something behaviorally askew with Trump, but didn't know how to put their finger on what it was or how it might manifest. Similarly, **right now**, across the spectrum, people feel uncomfortable urgency, concern for the future, and directional and personal discontentment - without understanding fully what is amiss and where it's going. Many people focus on kitchen table issues, some on cultural issues, but there is a larger issue at play - preserving our democracy. Distractions are effective. Disinformation is relentless.

We drove massive traffic to #UNFIT in 2020, and we will do the same for UNFIT TOO in 2026, using social media, influencers, celebs, and publicity.

People will know of the film. **THE FILM WILL AIR FREE.** Many will watch.



"I watched the film #UNFIT in 2020. The psychologists' evaluations of Trump were TOTALLY valid.

Trump is a classic autocrat - same playbook as Hitler and Mussolini. EVERYONE should watch this film!"

"Unfit" is the best documentary I've seen explaining who Donald Trump is and just how dangerous another 4 years of his sociopathy would be to our Democracy.

I urge everyone to see it

- ROBERT DE NIRO

- ROB REINER, director

"UNFIT is a powerful film.
It's the FULL TRUTH about Trump's mental pathology. It has experts, on film, for the record, about a very dangerous man. Trump can't stop this; the film is now the #1 documentary on Apple.
Everyone needs to see this film and spread the word!"
- BARBRA STREISAND



"We love America. UNFIT is frightening but essential. **Everyone should see this film."**
- Neil Young and Daryl Hannah

Quotes from celebrities after viewing #UNFIT in 2020.

The timing is right. Cognitive dissonance IS forming across America. People see that words and deeds don't align. Distrust is high. People also feel there IS an urgency. UNFIT TOO will explain it. And the stakes could not be any higher.



This goes far beyond Trump. It is designed to outlast him. Our very system of government is at stake. Executive power has become unchecked. The Attackers are now an apparatus; a consortium of ideologs, grifters, market manipulators, wannabe oligarchs; a confederacy of the selfish, and ... the

wannabe oligarchs; a confederacy of the selfish, and ... the unfit.

"They" are diminishing venerated institutions, dishonoring norms, demonizing all opposition, defying science, and discounting expertise. They are even trying to rewrite portions of our published history. Sadly, too many have been complicit or worse - obeying in advance. Frustratingly, five companies now control 90% of the corporate media - which too often normalizes the situation.

The MOST SIGNIFICANT potential check on power is the coming midterm elections. It's the most important midterm election in history. Will it even be on the level?

UNFIT TOO will be released free, approximately 5 months BEFORE the midterms, then updated and re-released 60 days before the midterms.

Please read about a few of the film's underlying topics in **THE FILM**. Please review **THE INVESTMENT PROPOSITION**. And then ... we will speak more to **THE SOLUTION. Because** there is a solution. Join us.



The film's **structure** is akin to 2020's #UNFIT - titled segments, high production value, high entertainment value, frequent use of licensed news and other clips overlaying interviews, analysis and commentary by psychologists, sociologists, pundits, and historians, along with carefully timed use of animation, effects, archival footage, crisply edited. The substance works best accompanied by style.

For the purpose of this Wefunder page, the best way to speak to the potential **content** of the film, is to restate the aberrant pathology of Donald Trump, show how that pathology has morphed into society, and has facilitated tactics and opportunism of a malign nature. In 2020, our film #UNFIT spoke to Trump's aberrant pathology, introducing audiences to the term "malignant narcissism."



MALIGNANT NARCISSISM

A syndrome consisting of 4 simultaneous personality disorders:

- NARCISSISM
- SOCIOPATHY
- PARANOIA
- SADISM

Malignant narcissists have **cravings**.
They crave power, **adulation** and control.
They **manipulate** through fear and chaos.
They **cannot feel** empathy, shame, or contrition.

UNFIT TOO will show how Trump's malignant narcissism has had an enormous emotional impact on susceptible segments of our society who began to see reality through his skewed lens, experiencing what is known as **Malignant Normality.** This leads to a suppression of reasoned thought as they fervently pursue narratives that Trump, their Leader, espouses. The Leader's goals become their goals. The Leader's competitive world view becomes theirs. They feel purpose-driven, part of a "movement." **They imitate him.** Their objective, is to defeat "the other side" which they see as "winning." Since Trump the malignant narcissist does not experience certain human emotion like empathy, shame, and contrition, these emotions will become less prevalent in those following him - when they pursue winning. At those times, facts and information become subordinate to feelings and beliefs. This leads to defiance. Even happiness gets redefined - similar to a fix from an addiction.



MALIGNANT NORMALITY

A degenerative societal phenomenon where mass numbers of people view reality through a **skewed lens** of a "leader", adopting **his** traits.

This allows them to normalize destructive behavior, often against their own interests.

When **Trumpers act like Trump**, THAT'S
WHAT IT IS.

A malignant narcissist with a large and loyal "malignantly normal" electorate, will - above all - seek to use the public narrative to **demonize** all opposition. This is a crucial step in the enactment of the Authoritarian Playbook.



DEMONIZATION
Characterizing one's **political adversaries** as evil or morally reprehensible; treating them as **enemies** instead of opponents; **blaming** them.
• Fosters extremism.
• Hinders the Democratic process.
• Part of the Authoritarian Playbook.
The Authoritarian's Playbook
Weaponize Fear
Exploit Religion
Rewrite History
Erode Truth
Undermine Institutions
Target Outsiders
Divide & Conquer
• Spurs division.
• Distracts from real issues.
• Creates scapegoats.

Demonization is done with endless repetition. The demonized groups are painted as evil and crazy. Allegations are made against them to induce fear. The message is that *unless the demonized group is neutered or unempowered, terrible things will ensue.* The goal of demonization is to turn fear to anger: *division.*

DEMONIZATION



"Those prone to **demonize** groups are unsure of their own moral high ground."
"It's a tactic borne of **fear**. They want their audience to emote rather than think."
• Republicans demonize Democrats as a group with **great** frequency.
• Right wing media fear-mongers its audience **non-stop** to create division.
• Demonization is **THE** core underlying strategy of the political Right.

Demonization occurs on matters large and small. It's done with amplification, through the spread of disinformation. This is THE essential component of the Authoritarian Playbook - *propaganda*.

DISINFORMATION
LIES & HYPE
GASLIGHTING
FALSE NARRATIVES
DISINFORMATION
PROPAGANDA
UNTRUTHS
BUNK & BULLSHIT

If the messages inherent to the propaganda are adopted by enough of an electorate, they can think and vote in ways that go against their own interests, and the peddlers of that propaganda will be able to enact a government where dissent is restrained. This has happened throughout history. It has been happening here. As dissent is restrained, power is amassed, and heavy-handed tactics are employed to add chaos, uncertainty, and frustration, induce capitulation and push the envelope.

Our contention as filmmakers and observers, is that America is on a precipice, and the battle for control of its people relies on pushback BY THE PEOPLE against the notion of being controlled. The first essential step in this process is COGNITIVE DISSONANCE - a feeling of discomfort that what they're seeing doesn't jive with what they're being told. In America, RIGHT NOW, cognitive dissonance is growing. UNFIT TOO will try to help add clarity by presenting truth and reality, without noise.

COGNITIVE DISSONANCE

The discomfort caused by conflicting beliefs, or beliefs conflicting with actions.

Cognitive Dissonance is difficult for people to process and resolve. People who have tied their world views to a person or personality can become very resistant to change. The "dissonance" is the start of change, but more often than not, the demonization of "the other side" is just as powerful a force for resisting that change. That said, it's important to note that everyone is different, and when it comes to world view, different people have differing levels of allegiances.

Behaviorists have surmised that the two areas that have driven cognitive dissonance in present-day America the most, are first: **money and elitism:** wealth inequality, entitlement, and corruption - *The Epstein Files being one example where Trump is seen to be protecting cronies and elites;* and **lack of happiness** - not just economic reality, but overall division, inflammatory rhetoric, endless threats, relentless hyper-partisanship, and polarization - *the spewing of epithets like "piggy" and "garbage" is one example where Trump is seen as fostering division and discontent.* UNFIT TOO will address both of these:

THE INVESTMENT

It is projected that UNFIT TOO will be ENTIRELY financed through EQUITY CROWDFUNDING. It will be a fully "people-funded" film. The film will be released FREE, without advertising, for a limited period. Revenue from advertising, foreign sales, merchandising, home rentals and downloads, private screenings, and ancillary sources will inure immediately thereafter.



ABOUT THE INVESTMENT

VERY FAVORABLE "TERMS OF INVESTMENT"

ALL Investors Will Receive:

Prioritized Return of Principal, from revenue off the top*

*After sales and distribution costs and production deferments ONLY

PLUS: Prioritized Premium of 15% (flat) above Principal

PLUS: Pro-rata Share of Net Receipts

Full details appear in Paragraph #6 of the Custom Contract / Financing Agreement

Investors receive a prioritized return of principal, a prioritized premium of 15%, and a pro-rata share of New Receipts, PLUS perks.

Receipts, PLUS perks.

Future projections are not guaranteed. Returns are not guaranteed.

AVAILABLE PERKS

$250+

An #UNFIT TOO T-shirt and red hat.

$500+

An #UNFIT TOO T-shirt and red hat, a DVD with bonus footage, and YOUR NAME in the film's closing credits, under "The Producers wish to thank ..."

$3,500+

An #UNFIT TOO T-shirt and red hat, a DVD with bonus footage, and YOUR NAME in the film's closing credits as an Associate Producer.

$5,000+

An #UNFIT TOO T-shirt and red hat, a DVD with bonus footage, a Zoom call with the Producers prior to release to screen a rough cut, and YOUR NAME in the film's closing credits as a Co-Producer.

$10,000+

An #UNFIT TOO T-shirt and red hat, a DVD with bonus footage, a Zoom call with the Producers prior to release to screen a rough cut, and YOUR NAME in the film's closing credits as a Co-Executive Producer.

$25,000+

An #UNFIT TOO T-shirt and red hat, a DVD with bonus footage, a Zoom call with the Producers prior to release to screen a rough cut, and YOUR NAME in the film's closing credits as a Co-Executive Producer.

Whereas the lineup of other interviewees has not presently

been determined, here is a partial list of prior interviewees (from #UNFIT/#UNTRUTH):

PRIOR INTERVIEWEES
(FROM #UNFIT & #UNTRUTH)

Imran Ahmed	Anne Nelson
Ruth Ben-Ghiat	Richard Painter
George Conway	Rick Reilly
Dr. Lance Dodes	Denver Riggleman
Dr. Justin Frank	Dr. Catherine Sanderson
Dr. Brittany Friedman	Anthony Scaramucci
Dr. John Gartner	Michael Steele
Bill Kristol	Peter Strzok
Dr. Suzanne Lachmann	Dr. Carol Tavris
Malcom Nance	Joe Walsh






The industry's transition from theatrical to streaming-based consumption has led to an increased demand for purpose-driven non-fiction content, like politically themed documentaries.

POLITICAL DOCUMENTARIES ARE MORE POPULAR THAN EVER!

MAKE AMERICA GREAT AGAIN
YOU'VE BEEN TRUMPED TOO
FOUR CORNERS
FOX AND THE BIG LIE
UPDATED
ABC NEWS
BASED ON The New York Times #1 BEST-SELLER BY PETE SOUZA
THE WAY I SEE IT
"THE MOST VITAL DOCUMENTARY YOU CAN SEE THIS YEAR"
ALL IN THE FIGHT FOR DEMOCRACY
"THE FILMMAKERS BRING THE PAST ALIVE WITH A PASSION AND CLARITY THAT IS RIVETING"
Los Angeles Times

"I think documentaries are the greatest way to educate an entire generation."

"We're seeing an increasingly rabid public apetite for non-fictional content."



COMMENTARY COPY - This is unabashedly political ... the pathology is the thing, it's the greatest infection to our country and world ... Project 2025, normalization, we've been asked to do another film, had to determine release strategy, and financial strategy, use this to sell investment

The damage by 2028, much less if Dems take the midterms

Humanity - Reiner/Trump



WE DO HAVE COMMONALITY OF INTEREST. WE ARE THE PEOPLE.

a better life; a louder voice; a fairer share; fewer disasters; true freedom; pursuit of happiness

shared humanity - Reiner

shared humanity - Reiner

WE WANT SO MANY OF THE SAME THINGS. DEMOCRACY IS GOOD.

health; less disease; living wage; social services; facts; science; education; to smile, love, and laugh



CONTACT US

GET IN TOUCH

1. **Click: Ask a Question**

(To the right under the video)

2. **Or, For Private Contact**

Email To: howardm3@yahoo.com